EXHIBIT 99.1

Top Ships Inc. announces the results of its 2016 annual meeting of shareholders

ATHENS, Greece, Oct. 04, 2016 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS), an international ship-owning company (the “Company”), announced today the results of its 2016 annual meeting of shareholders. Specifically:

  Alexandros Tsirikos and Vangelis G. Ikonomou were re-elected as Class III directors of the Company’s Board of Directors.

  The shareholders approved the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2016.

  The shareholders approved a waiver of the limitations on exercises under Section 1(f) of the Company’s Warrant Agreement, dated as of June 11, 2014, with respect to Race Navigation Inc., a Marshall Islands company and current Warrant Holder, which is owned by Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos Pistiolis, the President, Chief Executive Officer, and Director of the Company.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
1, Vassilissis Sofias Str. &
Meg. Alexandrou Str.
151 24, Maroussi, Greece
Tel: +30 210 812 8180
Email: atsirikos@topships.org